Q1 2017 Results Review April 27th, 2017 Exhibit 99.3

Safe Harbor Statement and Disclosures April 27th, 2017 All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q1 2017 Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated (1) Non-GAAP measures (definition and reconciliation in appendix) Revenues at $5.7bn Up 5.8% vs. Q1 2016 Net industrial debt (1) of $2.1bn Up $0.6bn vs. December 31, 2016 Industrial operations cash flow improved by $0.1bn compared to the first quarter of 2016 Adjusted Net Income (1) at $58mn Reported Net Income of $49mn Industrial Activities operating margin at 4.1% Operating profit (1) at $219mn up 23% vs. last year CV operating margin at 1.3% down 0.6 p.p. vs. last year PT operating margin at 7.4% up 1.4 p.p. vs. last year AG operating margin at 6.8% up 2.6 p.p. vs. last year CE operating loss of $22mn FY 2017 Guidance reaffirmed April 27th, 2017

Q1 2017 Main product awards April 27th, 2017 MACHINE OF THE YEAR 2017 (SIMA) Combine category for CR and CX combines SUSTAINABLE TRUCK OF THE YEAR Daily Electric & Eurocargo CNG WCM GOLD MEDAL IVECO Spain (Madrid) Plant

Financial Highlights

Q1 2017 Financial Highlights April 27th, 2017 (1) Non-GAAP measures (definition and reconciliation in appendix) (*) Note: Net Sales and Operating Profit: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations Q1 2017 Q1 2016 Δ vs. ’16 Net Sales Ind. Activities ($mn) 5,384 5,076 6.1% Net Sales change in Constant currency: 6.5% Operating Profit Ind. Activities ($mn) (1) 219 178 23.0% Operating Margin Ind. Activities 4.1% 3.5% 0.6 p.p. Net Income / (Loss) ($mn) 49 (513) 562 Diluted EPS ($) 0.03 (0.38) 0.41 Adj. Net Income (1) ($mn) 58 1 57 Adj. Diluted EPS (1) ($) 0.04 0.00 0.04 Mar. 31, 2017 Dec. 31, 2016 Δ vs. Dec. 31, 2016 Net Industrial Debt (1) ($bn) 2.1 1.6 0.6 Available Liquidity (1) ($bn) 7.6 8.7 (1.2) Note: Numbers may not add due to rounding Q1 2016 Net Sales * $5.1bn Operating Profit * $0.2bn Q1 2017 Net Sales * $5.4bn Operating Profit * $0.2bn CE - Operating Lost of $(22)mn or (9%)

Q1 2017 Net Sales Industrial Activities Walk by Segment April 27th, 2017 (*) Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations Net Sales By Currency (1) ($mn) Net Sales By Region (1) Note: Numbers may not add due to rounding Net Sales Walk By Segment ($Mn) (*) 5,076 5,405 5,384 (21) (83) 149 96 (15) 182 329 Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment

Q1 2017 Industrial Activities Operating Profit and Adjusted Net Income Walk Adjusted Net Income Walk ($Mn) 1 21 (8) 58 41 (10) (6) 16 3 Operating Profit Industrial Activities ($Mn) 41 178 69 (36) (10) 21 (3) 219 3.5% 4.1% 57 April 27th, 2017 (*) Excluding EC investigation (**) Excluding changes in tax impact on Adjustments to Net Income

Q1 2017 Cash Flow – Change in Net Industrial Debt Q1 ‘17 - Net Industrial Cash Flow (533) Q1 ‘17 - Change in Net Industrial Debt (562) Dec 31, 2016 Net Income (Loss) D&A Change in provision and similar Change in WC Tangible & Intangible Capex Other changes Capital Increase and dividends, net FX Translation Effects and Other Mar. 31, 2017 (1,561) 176 (93) (626) (74) 35 (1) (28) (2,123) 49 April 27th, 2017

Q1 2017

Capex & Cash Flow (Change in Working Capital and Net Industrial Cash Flow)

CAPEX *

(US GAAP, $/mn)



(7.5%)
80
74
Q1 2016
Q1 2017

BY CATEGORY



10%
35%
55%
New Product & Technology
Maintenance & Other
Industrial Capacity Expansion & LT Investments

BY SEGMENT



19%
42%
31%
8%
AG
CV
CE
PT

Delta % Q1 '17 vs. Q1 '16

(*) Excluding assets sold under buy-back commitments and assets under operating leases

CHANGE IN WORKING CAPITAL

(US GAAP, $/mn)



Cash inflow
Cash outflow
(626)
Trade Receivables
Inventories
Trade Payables
Other
Change In Working Capital

NET INDUSTRIAL CASH FLOW

(US GAAP, $/mn)



Cash inflow
Cash outflow
(533)
Q1 '15
Q1 '16
Q1 '17

Note: Only change in company inventory will impact industrial cash flow

April 27th, 2017
10

Q1 2017 Financial Services performance Net Income ($mn) Delta % Q1 ’17vs. Q1 ‘16 Net income was $87mn, flat compared to Q1 2016 Q1 ’17 Profitability ratios: Gross Margin / Average Assets On-Book = 3.6% RoA ** = 2.1% (**) RoA defined as: PBT / average managed assets annualized 87 Delinquencies On-Book over 30 days 87 Flat 3.6% 5.0% 3.3% (*) Including unconsolidated JVs Managed Portfolio* & Retail Originations* March 31st, 2016 March 31st, 2017 $24.9bn $24.7bn Retail Wholesale Operating Lease Q1 retail originations at $1.9bn, flat compared to March 31, 2016 Managed portfolio* at $24.7bn, down $0.2 billion compared to March 31, 2016. 3.7% April 27th, 2017

March 31, 2017 Liquidity & Debt Maturity Available Liquidity ($bn) Debt Maturity Schedule1 ($bn) 1 Represents cash portion of debt maturities as of 03/31/2017 2 Of which $0.7bn ABS related & Restricted Cash Company Available Liquidity Available liquidity at March 31, 2017 was $7.6bn, compared to $8.7bn at December 31, 2016 $4.7bn of cash 2 $2.9bn undrawn under medium-term committed unsecured credit lines Liquidity to LTM revenue ratio at 30% In April CNH Industrial Capital LLC issued $500mn in principal amount of 4.375% notes, due 2022 Today, we announced early redemption of all outstanding $636mn in principal amount of Case New Holland Industrial Inc. 7.875% notes, due 2017 Note: Numbers may not add due to rounding Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other April 27th, 2017 As of 03/31/2017 9M 2017 2018 2019 Beyond 2020 2021 $7.6 $2.2 $3.9 $2.5 $1.1 $1.9 $1.6 Subsequent Transactions

Industrial Activities Overview

Agricultural Equipment Q1 2017 Financial Results Net Sales up 10.5% to $2.3bn NAFTA LATAM APAC EMEA Tractors Combines Others 33% 36% 16% 15% 15% 13% 58% 19% 23% Delta % Q1 ’17 vs. Q1 ’16 (as reported) (0.4%) (2%) 67% 32% 6% April 27th, 2017 Operating Profit Walk ($Mn) 69 4.2% 6.8% 90 38 23 21 (8) 159 3 Volume and product mix in LATAM and APAC Net price realization (8)

Agricultural Equipment Inventory management (units of equipment) – Industry units (*) Source: CNH Industrial Internal Data Industry Units Tractors Combines For Q1 2017 NAFTA ** (2%) EMEA (6%) LATAM 32% APAC 3% (**) Included in row crop sector definition Tractors Combines Q1 Worldwide Tractors and Combines overproduction vs. retail at 14% and 23% respectively; Q1 2017 WW production up 19% vs. Q1 2016 For Q1 2017 NAFTA 0-140 HP 9% 140+ HP ** (10%) EMEA 1% LATAM 51% APAC 11% NAFTA Row Crop (1) Production (Units) NAFTA row crop (1) Channel Inventory (Units) Delta % Q1 ’17 vs. Q1 ‘16 4% Delta % 2017 vs. 2016 (20%) April 27th, 2017 NAFTA row crop underproduction vs. retail at 12%

Construction Equipment Q1 2017 Financial Results Net Sales down 2.4% to $523mn NAFTA LATAM APAC EMEA 54% 19% 11% 16% 5% 56% 43% 1% Delta % Q1 ’17 vs. Q1 ’16 (as reported) (1%) (14%) 14% Flat Light Heavy Others Operating Profit Walk ($Mn) 14 2.6% (4.2%) (4) (8) (13) (6) 2 (7) (22) (36) (7%) (68%) April 27th, 2017 Market conditions still challenging especially Heavy Equipment in NAFTA Negative price realization, primarily in NAFTA

Construction Equipment Inventory management (units of equipment) – Industry units Light Heavy Construction Equipment (Light & Heavy) For Q1 2017 NAFTA (5%) EMEA (2%) LATAM (4%) APAC 30% For Q1 2017 NAFTA 6% EMEA 8% LATAM 2% APAC 24% Industry Units Q1 overproduction vs. retail of 10% Production level ~ flat in Q1 2017 vs. Q1 2016 April 27th, 2017

Commercial Vehicles Q1 2017 Financial Results Net Sales up 2.2% to $2.1bn NAFTA LATAM APAC EMEA 0% 84% 8% 8% (68%) 17% Flat 19% April 27th, 2017 1% 79% 15% 6% Delta % Q1 ’17 vs. Q1 ’16 (as reported) Trucks Buses Specialty Vehicles 14% (12%) Operating Profit Walk ($Mn) 38 (11) (10) (1) 8 1 (0) (8) 28 1.3% 1.9% Lower material cost and manufacturing efficiencies EMEA negative product mix and lower specialty vehicles volumes

Commercial Vehicles Inventory management (units of equipment) – Industry units April 27th, 2017 Commercial Vehicles (All Equipment) (*) Reflects aggregate for key markets where the Company competes: EMEA / Europe: EU 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share and TIV reporting purposes); LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) For Q1 2017 EMEA * 7% LATAM * Flat APAC * 5% Trucks >3.5t Industry Units Q1 2017 overproduction vs. retail at 18% Production level up 3% vs. Q1 2016 LATAM production up 10% vs. Q1 ’16 Q1 ‘17 Chg. Vs. Q1 ’16 Light 12.8% (0.3) p.p. Medium 35.2% 2.1 p.p. Heavy 8.1% 0.4 p.p. Europe (*) 12.2% Flat Market Share (1) Orders & Deliveries Q1 2017 - EUROPE TRUCKS Orders Deliveries B-to-B Light (9%) 2% 1.25 Medium 6% (10%) 1.48 Heavy (5%) (3%) 1.08 Europe (7%) (1%) 1.23

Powertrain Q1 2017 Financial Results April 27th, 2017 Q1 2017 third party Net sales at 45% vs. 44% in Q1 2016 Net Sales & Operating Profit ($) Units Sold Q1 ’17 vs. Q1 ’16 Engines sold to third party at 51% vs. 54% in Q1 2016 Net sales were $1.0bn, up 13.6% vs. Q1 2016 (up 16.9% on a constant currency basis) Operating profit of $74mn up $21mn, with an operating margin of 7.4% (up 1.4 p.p. vs. Q1 2016) Units Δ Engines 148k 14.3% Transmissions 19k -5.2% Axles 51k 0.3% Engines by Customer (Units) AG CE 3rd Party CV Engines Axles Gearboxes NAFTA LATAM APAC EMEA PT Margin Evolution Engines Sold (K Units) Op. Margin (%) 6.0% 3rd Party Units (%) 44% 4.0% 2.8% 1.4% 39% 54% 54% 7.4% 51%

FY 2017E US GAAP Financial Targets

FY 2017E Industry Units April 27th, 2017 1 Reflects aggregate for key markets where Company competes Agricultural Equipment Flat (5%) – (10%) Flat – (5%) Agricultural Equipment ~15% 10 - 15% 0-140 HP 140+ HP Combines Combines Tractors Construction Equipment Flat Flat Heavy Light Construction Equipment Flat – 5% Flat – 5% Trucks 1 10 - 15% Trucks >3.5 t Heavy Light Agricultural Equipment Flat – 5% Flat – 5% Combines Tractors Construction Equipment Flat – 5% 5 – 10% Trucks 1 Flat Heavy Light Agricultural Equipment Flat Flat Combines Tractors Construction Equipment Flat Flat Trucks 1 Flat Heavy Light Trucks >3.5 t Trucks >3.5 t

FY 2017E Outlook and US GAAP Financial Targets (*) FX €/USD at 1.05 (**) Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS are, by definition, not predictable and uncertain. April 27th, 2017 CNH Industrial is reaffirming its 2017 guidance (*) as follows: Net sales of Industrial Activities between $23bn and $24bn Adjusted diluted EPS (**) between $0.39 and $0.41 Net industrial debt at the end of 2017 between $1.4bn and $1.6bn

Appendix

Q1 2017 From Operating Profit to Net Income (Loss) under US GAAP ($mn) Q1 2017 Q1 2016 Δ Industrial Activities Operating profit 219 178 41 Financial Services Operating profit 120 130 (10) Elimination & Other (82) (76) (6) Operating Profit 257 232 25 Restructuring expenses (12) (15) 3 Interest expenses of Industrial Activities, net of interest income and eliminations (103) (119) 16 Other, net (63) (568) (*) 505 Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 79 (470) 549 Income taxes (48) (40) (8) Equity in income of unconsolidated subsidiaries and affiliates 18 (3) 21 Net Income / (Loss) 49 (513) 562 Net Income / (Loss) attributable to non-controlling interest 3 (1) 4 Net Income / (Loss) attributable to CNH Industrial N.V. 46 (512) 558 Adjusted Net Income (reconciliation on next page) 58 1 57 ($) EPS (basic) 0.03 (0.38) 0.41 EPS (diluted) 0.03 (0.38) 0.41 Adjusted diluted EPS 0.04 0.00 0.04 April 27th, 2017 (*) Note: In the three months ended March 2016, Other, net included the non-recurring charge of $502 million related to the European Commission investigation.

Q1 2017 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP ($mn) First Quarter 2017 2016 Net Income / (Loss) 49 (513) Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (a) 12 517 Adjustments impacting Income taxes (b) (3) (3) Adjusted Net Income (loss) 58 1 Adjusted Net Income (loss) attributable to CNH Industrial N.V. 55 2 Weighted average shares outstanding – diluted (mn) 1,366 1,364 Adjusted diluted EPS ($) 0.04 0.00 Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates 79 (470) Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates 12 517 Adjusted income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (C) 91 47 Income taxes 48 40 Less: Adjustments impacting Income taxes (b) 3 3 Adjusted income taxes (D) 51 43 Adjusted Effective Tax Rate (Adjusted ETR) (E=D/C) 56% 91% Note: Reconciliation of (a) / (b) in the next slide April 27th, 2017

Q1 2017 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP ($mn) First Quarter 2017 2016 (a) Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates Restructuring expenses 12 15 European Commission investigation charge - 502 Total (a) 12 517 (b) Adjustments impacting Income taxes Tax effect of adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (3) (3) Total (b) (3) (3) April 27th, 2017

Q1 2017 Net Income / (Loss) US GAAP to Profit / (Loss) under EU-IFRS - Reconciliation April 27th, 2017 The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS: First Quarter 2017 EPS 2016 EPS Net Income / (Loss) attributable to CNH Industrial N.V. 46 0.03 (512) (0.38) Plus: Net Income / (Loss) attributable to non-controlling interest 3 (1) Net Income / (Loss) in accordance with US GAAP 49 (513) Development costs (42) (40) Others, net 10 20 Taxes 6 3 Total adjustment (26) (17) Profit/(loss) in accordance with IFRS 23 (530) Less: Profit/(Loss) attributable to non-controlling interest 3 (1) Profit/(Loss) attributable to CNH Industrial N.V. 20 0.01 (529) (0.39) ($mn)

March 31, 2017 Total Equity – US GAAP to EU-IFRS Reconciliation April 27th, 2017 Mar. 31, 2017 Dec. 31, 2016 Total Equity in accordance with US GAAP 4,547 4,451 Development costs 2,365 2,374 Other adjustments (129) (121) Tax effect on adjustments (648) (655) Deferred tax assets and tax contingencies recognition 593 585 Total adjustment 2,181 2,183 Total Equity in accordance with IFRS 6,728 6,634 ($mn)

March 31, 2017

Reconciliation of Total Debt to Net Debt (US GAAP - $MN)

($MN)	Consolidated		Industrial Activities		Financial Services	
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Third party debt	24,500	25,276	6,505	6,694	17,995	18,582
Intersegment notes payable	-	-	888	997	1,716	1,479
Total Debt (1)	24,500	25,276	7,393	7,691	19,711	20,061
Less:						
Cash and cash equivalents	3,924	5,017	3,557	4,649	367	368
Restricted cash	743	837	-	-	743	837
Intersegment notes receivables	-	-	1,716	1,479	888	997
Derivatives hedging debt	(3)	2	(3)	2	-	-
Net Debt / (Cash) (2)	**19,836**	**19,420**	**2,123**	**1,561**	**17,713**	**17,859**

1. *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $888 million and $997 million as of March 31, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,716 million and $1,479 million as of March 31, 2017 and December 31, 2016, respectively.*
2. *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $828 million and $482 million as of March 31, 2017 and December 31, 2016, respectively.*

CNH INDUSTRIAL April 27th, 2017 30

March 31, 2017 From Total Debt to Net Industrial Debt ($mn) March 31 2017 2016 Net industrial (debt)/cash at beginning of period (1,561) (1,578) Net income (loss) 49 (513) Amortization and depreciation (1) 176 177 Changes in provisions and similar (2) (93) 464 Change in working capital (626) (673) Investments in property, plant and equipment, and intangible assets (1) (74) (80) Other changes 35 3 Net Industrial cash flow (533) (622) Capital increases and dividends (1) (7) Currency translation differences and other (28) (263) Change in Net industrial debt (562) (892) Net industrial (debt)/cash at end of period (2,123) (2,470) Mar. 31, 2017 Dec. 31, 2016 Total Debt (24,500) (25,276) Financial Services Third Party Debt 17,995 18,582 Intersegment Note Payables (888) (997) Intersegment Note Receivables 1,716 1,479 Cash and cash equivalents 3,557 4,649 Restricted cash - - Derivatives hedging debt (3) 2 Net industrial (debt)/cash (1) (2,123) (1,561) ($mn) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $828 million and $482 million as of March 31, 2017 and December 31, 2016, respectively. Excluding assets sold under buy-back commitments and assets under operating leases. This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases. In the three months ended March 31, 2016, this item included the accrued provision of $502 million related to the European Commission investigation April 27th, 2017

March 31, 2017 Debt Maturity Schedule - Breakdown Outstanding March 31, 2017   9M ‘17 2018 2019 2020 2021 Beyond         4.4 Bank Debt 1.4 1.3 0.8 0.4 0.2 0.2 8.7 Capital Market 0.7 2.6 1.7 0.6 1.7 1.4 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.0 13.2 Cash Portion of Debt Maturities 2.2 3.9 2.5 1.1 1.9 1.6 4.7 Cash & Cash Equivalents 0.7 of which ABS related 2.9 Undrawn committed credit lines 7.6 Total Available Liquidity ($Bn) Note: Numbers may not add due to rounding April 27th, 2017

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV reporting purposes as: EMEA / Europe (EU 27 countries reflecting key markets where the segment competes excluding United Kingdom and Ireland); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period April 27th, 2017

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EUIFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expenses and certain other operating expenses. Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses. Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EUIFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not antidilutive. Adjusted income taxes: is defined as income taxes less the tax effect of restructuring expenses and exceptional items and exceptional tax charges. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and exceptional items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations April 27th, 2017

Investor Relations Team Federico Donati – Head of Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts April 27th, 2017